Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2003	2002	2001	2000	1999

Income from continuing
operations before income taxes	$42,791	$41,745	$67,067	$45,308	$46,583

Fixed charges [1]
Interest expense	11,995	7,122	7,663	8,124	9,011
Amortization of debt issuance
cost	703	167	178	116	107
Interest included in rental expense	2,398	2,164	2,035	1,957	1,549

Total	15,096	9,453	9,876	10,197	10,667

Earnings [2]	$57,887	$51,198	$76,943	$55,505	$57,250

Ratio of earnings available to cover
fixed charges	3.8	5.4	7.8	5.4	5.4

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.

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